Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 14, 2009
CERN Page 1
FOIA CONFIDENTIAL TREATMENT REQUESTED
July 14, 2009
Via Edgar, Facsimile and overnight mail
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed on March 3, 2009
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Filed on May 8, 2009
File No. 000-15386
Dear Ms. Collins:
     We are in receipt of the letter dated June 22, 2009 (the “Second Staff Letter”), whereby the Staff of the Securities and Exchange Commission (the “Commission”) responded to our letter dated June 5, 2009 and submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended January 3, 2009, filed on March 3, 2009, and in the Form 10-Q for the Fiscal Quarter ended April 4, 2009, filed on May 8, 2009, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to the additional comments identified in your Second Staff Letter. For your convenience, we have repeated each of the comments set forth in the Second Staff Letter and followed each comment with the Company’s response.
     Form 10-K for the Fiscal Year Ended January 3, 2009
     Note 1. Summary of Significant Accounting Policies
     (c) Revenue Recognition, page 50
1.	We note from your response to prior comment 2 that the renewal pricing in your contract with British Telecommunications plc (“BT”) for telephonic support is based on the expected call volumes under the arrangement rather than a fixed annual amount. Please explain the pricing structure for these fees in further detail and tell us what you expect the range of annual renewal rates for such services will be as a percentage of the initial license fee. Also, since telephonic service renewal rates are not set at a fixed price, tell us what guidance you considered in determining

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 14, 2009
CERN Page 2
that such fees represent a stated renewal rate under paragraph 57 of SOP 97-2 given that it appears they are subject to volume changes.
Company’s Response:
As a clarification regarding our response to prior comment 2, the arrangement provides for a fixed price to be paid for telephonic support based on the estimated call volume that was set as of the arrangement date. This fixed price represents the minimum amount that must be paid by BT for telephonic support, and if the minimum call volume for each period is exceeded then the Company is due additional fees for the incremental incidents at a rate commensurate with the minimum volume pricing. Therefore, the telephonic support fee amounts may be fixed or varied if minimum call volumes are exceeded. We believe the fixed minimum amounts to be paid do represent substantive renewal rates pursuant to paragraph 57 of SOP 97-2. Annual telephonic support fees, excluding break/fix PCS, are expected to be on average approximately 5% of the initial license fee. Including break/fix PCS the annual renewal rates are expected to be approximately 18% of the initial license fee. We believe this rate is substantive by comparison to renewal rates offered in our standard PCS arrangements with large volume clients that are inclusive of telephonic support, break/fix for the software and rights to unspecified upgrades and enhancements that are generally between 11% and 14% of the initial license fee. Also, and discussed below, we believe we can support an approach consistent with paragraph 10 of SOP 97-2 demonstrating the fair value of these services as well.
The telephonic support services provided in the BT arrangement are provided by skilled professional service employees. We have established VSOE for the hourly rates of our professional services employees. Further, we believe we can make reliable estimates of the number of employees and hours required to service the minimum call volume contained in the contract, which has been confirmed based on our experience to date under the arrangement. The fixed amounts charged for telephonic support are consistent with VSOE of our hourly professional services employees multiplied by the estimate of hours required to provide the minimum call volumes contained in the arrangement and, thus, are representative of VSOE consistent with paragraph 10 of SOP 97-2. As noted above, the rates charged for call volumes in excess of the minimum call volume are commensurate with the minimum volume pricing.
2.	We also note that when analyzing this arrangement pursuant to the PCS term license requirements in TPA 5100.54, the Company considered the bundled PCS period to be the period from when the renewal provision was added to the arrangement. Please explain further why you believe this arrangement should not be analyzed from the initial contract date (October 2006) and tell us how your analysis under TPA 5100.54 would have differed, if at all, had you used such date.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 14, 2009
CERN Page 3
Company’s Response:
The Company considered the requirements in TPA 5100.54 and considered whether to use the entire term of the license or the remaining term of the license for purposes of evaluating the substance of the term of the renewal option. We determined that it was most appropriate to evaluate the substance of renewal term from the standpoint of the remaining term of the arrangement based on the fact that (1) the remaining term of the arrangement is substantive (greater than 6 years) and (2) in connection with the amendment, there were substantive negotiations with BT about the term of the bundled break/fix PCS and the number of renewal options available to them from that point until the end of the term of the arrangement. It is also important to reiterate that the break/fix PCS does not provide for upgrades or enhancements to the software, therefore we would not expect the length of the renewal term to be as critical from the client’s perspective in establishing the amount that they are willing to pay to renew. This is because we believe the client would be more inclined to perceive a constant value in break/fix PCS than they would for upgrades or enhancement rights.
Had we measured the bundled term of the break/fix PCS from the initial contract date as compared to the renewal period, it results in 50 months of the 98 month term license period (51%) being bundled. While this slightly exceeds 50%, we believe that we could reasonably reach the conclusion that the renewal period is substantive under the view that although the bundled period is slightly greater than 50%, the nature of the PCS services (i.e. break/fix only) helps us overcome the slight overage of the bundled versus unbundled term.
3.	Additionally, we note from your response to prior comment 2 that go-live dates for trusts are documented via Milestone Acceptance Certificates which initiate payments. Tell us the number of remaining trusts in your BT contract and the timing of when you expect those trusts to go-live. Additionally, tell us if your arrangements include acceptance terms, how you account for such terms, and the accounting literature you considered in accounting for such terms as applicable (e.g. TPA 5100.57). In your response, please tell us how significant the remaining fees are for such trusts, the length of the acceptance period, and the involvement of customer personnel in the acceptance process.
Company’s Response:
Currently, six of the twenty-nine trusts covered under the BT arrangement have progressed to go-live, demonstrating our ability to reach go-live and achieve Milestone Acceptance under this arrangement. We don’t believe that reaching go-live for the remaining trusts is incrementally complex compared to the first six trusts as the requirements for go-live at each trust are relatively uniform. The projected roll out schedule provides that the remaining trust go-lives will occur on a constant incremental

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 14, 2009
CERN Page 4
basis at varying times through late 2013. Milestone dependent charges are invoiced fifteen days after a go-live event or, if earlier, upon issue by the Authority to BT of the Milestone Acceptance. Client personnel do not play a material role in the acceptance process. Total arrangement fees related to go-live milestones represent approximately $[***]1, or [***]%, of the total arrangement fee with nearly $[***] of this amount representing break/fix PCS. Such amounts related to the break/fix PCS are deferred for a particular trust until such go-live date is achieved, thus only approximately [***]% of the arrangement payments are related to the software fees subject to recognition on a percentage of completion basis prior to Milestone Acceptance.
The Company accounts for the amounts subject to go-live/acceptance milestones, other than break/fix PCS under SOP 81-1. We believe that an acceptance provision does not necessarily affect the revenue recognized in software arrangements accounted for under SOP 81-1 so long as the acceptance provision does not introduce significant uncertainty that would inhibit the Company’s ability to produce reasonably dependable estimates of contract revenue and costs in order to apply the percentage-of-completion method. The Company does not believe that the existence of the Milestone Acceptance provisions creates significant uncertainty about our ability to produce reasonably dependable estimates of contract revenue and contract costs, and therefore a minimum level of anticipated profit, which is required to apply the percentage-of-completion method. In order to conclude that the Milestone Acceptance provisions don’t introduce significant uncertainty, the Company considered the guidance regarding client acceptance provisions in TPA 5100.67 and other factors. The following factors were considered:
•	Payment Terms / Acceptance Period — Although there are software license-related fees that are tied to go-live milestones, we do not believe these fees represent a significant portion of the overall arrangement fees. Formal acceptance is not a requirement for payment once a go-live event occurs but can accelerate payment after go-live (earlier of Authority acceptance or 15 days post go-live).

•	Company History with Acceptance Provisions — The Company has a history of including acceptance provisions in software arrangements and has demonstrated the ability to successfully perform under such arrangements and successfully achieve acceptance. While this arrangement with BT is more complex given the unique customization of the software, the Company believes that our long history of developing software and successfully implementing our

[1]	Certain confidential portions of this letter were omitted by means of redacting certain numbers/numerical values deemed confidential. The symbols “[***]” have been inserted in place of the numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 14, 2009
CERN Page 5
software and achieving go-live under our other arrangements is similar enough to provide relevant history to assist us in concluding the presence of the Milestone Acceptance provisions doesn’t create significant uncertainty about client acceptance. Our success thus far at reaching go-live at six trusts has confirmed our ability to reach go-live successfully under this arrangement.

•	Length of the Acceptance Period — Payments are invoiced no later than 15 days after reaching a go-live event.

•	Involvement of Client Personnel — The client is not significantly involved in the Company’s deliverables under the arrangement, however we don’t believe this is a determinative factor.
Based on consideration of these factors, the Company concluded that there is not significant uncertainty regarding client acceptance and, therefore, the presence of the acceptance provisions do not impact the Company’s ability to make reasonably dependable estimates and recognize revenue under the percentage-of-completion method.
We also reiterate that to date, the Company has billed the client and collected amounts pursuant to the agreement in excess of revenues recognized.
*          *          *          *          *          *          *          *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer